

June 3, 2013

Via E-mail
Ms. Kathleen M. Griggs
Chief Financial Officer
j2 GLOBAL, INC.
6922 Hollywood Boulevard, Suite 500
Los Angeles, CA 90028

>   **Re: j2 GLOBAL, INC.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed March 1, 2013**
>   **File No. 0-25965**

Dear Ms. Griggs:

We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 35-39

1.   We note your response to comment three. It does not appear you complied with this comment in your most recent 10-Q. Please advise.

2.   We note your response to comment five and your ARPU disclosure on page 30 of your most recent Form 10-Q. As previously requested, please discuss the usefulness of ARPU to your investors.

Ms. Kathleen M. Griggs
j2 GLOBAL, INC.
June 3, 2013
Page 2

7. Goodwill and Intangible Assets, page 64

Intangible Assets Subject to Amortization, page 65

3.   Regarding your response to comment eight, the basis for your conclusion that j2's utilization of a straight-line amortization methodology rather than an accelerated amortization methodology is immaterial, is unclear. Please advise us in detail, including an explanation of the accelerated amortization methodologies that j2 should be utilizing, tell us how they were determined, and provide us a quantified analysis of the impact of the difference in methodologies on all affected financial statement line items in 2011 - 2013.

Ziff Davis, Inc. Equity Incentive Plan, page 78

4.   We note your response to comment nine. As previously requested, disclose the specific factors you considered in concluding that the put right is within your control.

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You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director